Exhibit 99.1

News Release

Intec Pharma Appoints U.S. Life Sciences Executive and Vice Chairman Jeffrey A. Meckler as Chief Executive Officer

JERUSALEM (July 10, 2017) – Intec Pharma Ltd. (Nasdaq, TASE: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, announces the appointment of Jeffrey A. Meckler as Chief Executive Officer, effective immediately. Mr. Meckler was named Vice Chairman of the Intec Pharma Board of Directors in April 2017 and will continue in that role. Giora Carni, a Director since 2006 who has served as Interim Chief Executive Officer since May 2017, will continue to serve on the company’s Board.

“In the few months Jeffrey has been on the Intec Board he established himself as a strong, insightful leader and made significant contributions to our company. We are delighted to appoint him as Chief Executive Officer and extend thanks to Giora for stepping in to serve as interim CEO,” commented John W. Kozarich, Ph.D., Chairman of the Board of Intech Pharma.

“We look forward to building a U.S. presence under Jeffrey’s stewardship while advancing our Accordion Pill platform technology in a number of therapeutic indications. In particular, as we near the completion of a pivotal Phase 3 clinical trial of our Accordion Pill Carbidopa/Levodopa, Jeffrey’s considerable industry experience should enhance our pre-commercialization strategies to maximize the potential of the Accordion Pill in Parkinson’s disease,” he added. “Importantly, Jeffrey’s strategic planning and business development skills make him uniquely qualified to expand our platform technology in various indications and to enhance the industry’s recognition of our gastric retention drug delivery technology.”

Mr. Meckler has more than 25 years of life sciences executive experience. He spent more than 17 years at Pfizer, where he held leadership positions in corporate strategic planning, acquisitions and business development, market research, manufacturing systems and sales operations analysis. Most recently he was Chief Executive Officer of Cocrystal Pharma, Inc. Previously, Mr. Meckler was a director of QLT Inc., and initially the principal executive officer during its transformation into an orphan drug company. He has served on numerous corporate boards and is currently a director of Retrophin, Inc.

“I am honored to be named CEO of Intec Pharma at this pivotal point in our company’s development,” said Mr. Meckler. “We face significant opportunities with our late-stage program in Parkinson’s disease. In addition we have a versatile platform technology that can improve the efficacy and safety of existing and development-stage drugs by utilizing a proprietary gastric retention mechanism. I look forward to working with our team in Israel and to establishing a footprint in the U.S. Together we will execute a broad development program for the Accordion Pill technology that will allow us to build value for our shareholders and ensure the success of our company.”

Mr. Meckler earned his J.D. from Fordham University School of Law and is admitted to the New York Bar. He earned an M.S. in Industrial Administration and a B.S. in Industrial Management from Carnegie Mellon University’s Tepper School of Business.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline includes four product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients; Accordion Pill Zaleplon, or AP-ZP, which is being developed for the treatment of insomnia, including sleep induction and the improvement of sleep maintenance; an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug (SAID)-induced ulcers; and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Jeffrey A. Meckler

Chief Executive Officer

Intec Pharma

646-374-8050

jeffrey@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA Investor Relations

212-838-3777

afields@lhai.com

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